

Mail Stop 3030

May 4, 2011

VIA U.S. MAIL and FACSIMILE

William R. Jellison
Senior Vice President and Chief Financial Officer
DENTSPLY International Inc.
221 West Philadelphia Street
York, PA 17405-0872

> **Re: DENTSPLY International Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 18, 2011**
> **Definitive Proxy Statement filed April 21, 2011**
> **File No. 0-16211**

Dear Mr. Jellison:

We have reviewed your response dated April 21, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 12. Security Ownership of Certain Beneficial Owners . . . , page 20

1.   Please tell us where you have included the information required by Regulation S-K Item 201(d).

Consolidated Financial Statements

Note 17. Commitments and Contingencies, page 93

Litigation, page 94

2.   We note your response to prior comment 8. In this regard, we see that you disclose the possible loss of $44 million related to the Guidance Endontics LLC complaint. We also see that the verdict was formally entered in April 2010 and that you only have two remaining motions to overturn the verdict. Please tell us how you determined that the litigation did not meet the criteria in FASB ASC 450-20-25-2 for accrual of a loss. Under the guidance, an estimated loss should be accrued if information indicates it is probable that a liability has been occurred and the amount can be reasonably estimated.

Definitive Proxy Statement filed April 21, 2011

Advisory Vote on Executive Compensation, page 47

3.   Rule 14a-21(a) of the Exchange Act of 1934 requires that you provide shareholders with an advisory vote to approve the compensation of your named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including related narrative disclosure. It does not appear that the resolution on page 48 meets the requirements of Rule 14a-21(a), given that it seeks approval only for your "overall executive compensation policies and procedures" (emphasis added). Please tell us how you intend to address this apparent noncompliance or tell us why you believe that your present disclosure is in compliance with Rule 14a-21(a).

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You may contact Kristin Lochhead at (202) 551-3664, Kate Tillan, Assistant
Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions
regarding comments on the financial statements and related matters. If you have any
other questions, please contact Aslyn Hogue at (202) 551-3841 or Geoff Kruczek at (202)
551-3641.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant